Filed by Harbor Florida Bancshares, Inc.
pursuant to Rule 425 and the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Harbor Florida Bancshares, Inc.
Commission File Number: 000-22817

ADDITIONAL INFORMATION

In connection with the proposed transaction, National City Corporation intends to file a registration statement on Form S-4 and Harbor Florida Bancshares intends to file a proxy statement/prospectus with the United States Securities and Exchange Commission (SEC). Stockholders and investors are encouraged to read the registration statement, together with the final proxy statement/prospectus, because they will contain important information about the proposed transaction.  Stockholders and investors will be able to obtain free copies of these documents (when available), as well as other filings containing information about National City Corporation and Harbor Florida Bancshares, without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com.  Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Harbor Florida Bancshares at 100 S. Second Street, Fort Pierce, FL 34950, Attention:  Investor Relations, 1-800-226-4375.

The respective directors and executive officers of National City and Harbor Florida Bancshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Harbor Florida Bancshares’ directors and executive officers is available in its proxy statement filed with the SEC on December 16, 2005.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

TRANSITION NEWS

News about the Harbor Federal/National City Merger
November 21, 2006

In This Issue
•	Integration Process: Scheduling of Key Dates Under Way
•	Integration Process: Data and Workflow Mapping
•	Education Assistance Application Process
•	Getting to Know National City: National City Mortgage
•	Retirement Specialists Can Help You Plan
•	Definitions of Employee Status at National City
•	What’s on Your Mind?

Integration Process: Scheduling of Key Dates Under Way
As part of the integration process, we have begun scheduling the dates for the core conversion and HR payroll and systems conversion.

Transaction Close: This is the date that Harbor officially is merged into National City Corporation. For this to occur, we need regulatory and shareholder approvals. We received regulatory approval on October 13 and shareholder approval on November 17. Currently, we expect the close to occur on December 1, 2006.

HR / Payroll & Benefits: This is the date that the Harbor payroll and other HR systems convert to National City systems and that National City benefits are effective. This is expected to occur on January 1, 2007.

Core Conversion: This is the date that the core systems convert to National City systems and the signage and names change to National City. This is now expected to occur in March 2007.

Integration Process: Data and Workflow Mapping
In October, teams from Harbor and National City began some of the most detailed planning for the integration of our banks.

Data Mapping is the process of deciding, field by field, how information will move from Harbor systems to National City systems.  This process seems tedious at times, but getting the data mapping correct is key to ensuring the accuracy of the information that converts to National City systems.

During Workflow Mapping, teams will investigate all of the processes done today at Harbor, to make sure that the merged bank is prepared to continue that process after conversion.  Any gaps identified in this analysis will be addressed prior to the conversion to ensure that Harbor customers receive the same fantastic service post-merger that they do today.

Branch Procedures Mapping is similar to Workflow Mapping, with the goal of identifying areas of the branch training that will be customized to better prepare Harbor branch representatives to serve customers after the conversion.

The completion of both of these activities is an important step on the way to setting an actual conversion date.  Many areas will be involved in these activities, and we appreciate (in advance) everyone’s assistance and participation.

Harbor Transition News – Page 1

Education Assistance Application Process
As we communicated in the September 14 issue of Transition News, National City supports the educational and professional development of employees and recognizes the importance of contributing financially to their development.

Degree programs are supported through the Educational Assistance Policy and individual courses or seminars, including courses taken through AIB, are supported as a reimbursable employee business expense, with manager approval.

Harbor Federal employees are eligible to apply for education assistance now for courses beginning in January 2007.

Attached are two documents that provide the forms and additional information:
•	Tuition Reimbursement Form (with instructions and procedures)
•	Educational Assistance Reimbursement Agreement.

Please note that the forms should be submitted to:
National City Benefit Services
4100 West 150th Street, 01-5124
Cleveland, Ohio 44135

Getting to Know National City: National City Mortgage
National City Mortgage (NCM), headquartered in Miamisburg, Ohio, has risen in national ranking in the mortgage industry from 27th in 1996 to a top 10 company in both servicing and mortgage originations. This was accomplished through a series of acquisitions and unprecedented loan growth due to the recent low-interest rate environment.

Employment has grown nearly tenfold from 850 employees in 1996 to over 7,000 currently. During the same period, National City Mortgage’s loan servicing portfolio has grown from $22 billion with over 300,000 loans serviced, to $169 billion with 1.1 million loans in the NCM servicing portfolio today.

Through NCM’s tradition of delivering quality service, customers have come to appreciate quick, professional and reliable attention. For example, National City Mortgage’s Call Center was named a “Center of Excellence” by Benchmark Portal and Purdue University—positioning the call center in the top 10% of all call centers in the U.S. National City also has a high customer retention rate in the mortgage industry as evidenced by consistently placing in first or second quartiles in the Peer Customer Retention Study by PricewaterhouseCoopers.

National City Mortgage offers a wide array of conventional and government-insured mortgage products through 500 retail and wholesale mortgage branches, in addition to over 1,100 National City bank branch locations.

“We are excited to be able to serve the mortgage needs of both Harbor and Fidelity customers. This is a great opportunity for National City Mortgage to partner with local Florida bank employees to increase our mortgage market presence in central and southeast Florida,” emphasizes Buck Bibb, NCM chief executive officer.

If you are interested in career opportunities with National City Mortgage, you can view open positions on www.NationalCity.com/careers:
•	Click on: Search Jobs
•	Click on: Search Openings
•	Search options will be listed; select “National City Mortgage” in the “Company” field

As of November 21, there were 359 open National City Mortgage positions throughout the country, including 44 in Florida.

Harbor Transition News – Page 2

Retirement Specialists Can Help You Plan
In the coming months, you’re likely to be evaluating the variety of alternatives available for your retirement plan. National City has experts on staff who can answer your questions and offer insights to help you identify the best solutions for your particular circumstances.

The National City Retirement Resource Center (RRC) provides expertise and support to front-line employees (sales force) and clients as well as to any employee who would like free information or guidance on his or her personal retirement situation. Simply call the toll-free employee number, 866/622-4472, to discuss your needs and concerns.

RRC Manager Amy Logar and Officers Scott Clark and Katie McMillan are a great source of information about any retirement-related area. They can provide in-depth information to help you decide how to manage your retirement, profit-sharing and/or 401(k) plans. They can also put you in touch with someone who can help you with rollovers should you require that support.

Plan for your prosperous future! Call the RRC today at 866/622-4472.

Definitions of Employee Status at National City

Exempt
Exempt employees can have either full-time or part-time status. Exempt means that the duties of the employee’s position make it exempt from the overtime provisions of the federal Fair Labor Standards Act (FLSA) and applicable state wage and hour laws. An exempt employee’s salary is based on a 40-hour workweek, or as agreed, and the employee is not eligible for overtime pay.

Non-exempt
Non-exempt employees can have either full-time or part-time status. These employees are not exempt from the provisions of the FLSA and applicable state wage and hours laws. A non-exempt employee is paid overtime pay for any hours worked over 40 in a week or as required by law. Non-exempt employees must complete a time report to ensure compensation in accordance with pay regulations.

Full-time
The normal workweek for full-time employees is generally 40 hours, consisting of any days worked within a seven-day period. Full-time employees receive an annualized salary based on this workweek.

Part-time
Regular part-time employees are paid by the hour. Pay is determined by the number of hours worked in a week. The employee is normally scheduled to work less than a 40-hour workweek. Part-time employees are paid only for actual hours worked.

Prime Time
Prime Time employees work at least 24 but fewer than 40 hours per week on average over the prior 12-month period and have completed 10 or more years of service. Prime Time employees are eligible for the same Flex benefits and time-away-from-work options available to full-time employees.

Special Project
Special project employees are hired for the completion of a predetermined, identifiable, non-recurring project. Generally, a project has a defined goal or goals to be accomplished with a defined beginning and a foreseeable defined ending. Special project employees are not eligible for benefits available to regular employees.

IMPORTANT NOTE: “Temporary” personnel (contract personnel paid by an outside contractor) are not employees of National City. The term “temporary” is used to distinguish contract personnel from employees.

Harbor Transition News – Page 3

What’s On Your Mind?

Human Resources Questions
Just curious if part-timers receive any medical/dental/vision benefits? At Harbor, I get dental coverage even though I’m part-time.
Part-time employees are eligible for medical, dental and eye care coverage, as well as the health and dependent care reimbursement accounts and life insurance.

For those of us participating with Aflac for additional insurance coverage, how does this acquisition affect the current policy/policies? From what I understand this is a portable policy which means if an employment issue changes with an employee that they get to keep the policy at the current corporate rate and is transferable to a new employer.
In the next couple of weeks, employees should be receiving notification from Aflac concerning their benefits. The policy is portable. National City will not offer Aflac, but the employees could choose to continue coverage on an individual level directly through Aflac. The employee continues the corporate rate; however Aflac does change its rates and the employee would not be “locked in.”

Will our Aflac payments still be taken out of our checks when it changes to National City?
Your Aflac deductions will cease at the end of December. The Aflac representative is beginning the process of contacting affected employees to offer the portability option under your program. As a result, payroll deduction will no longer be available.

Can I cover my dependents under the National City benefit plans?
You may cover your eligible dependents under the National City benefit plans, including the medical, dental, eye care and life insurance coverage options. Eligible dependents include your spouse and your unmarried children who are not yet 19 years of age or who are not yet 23 years of age and who are full-time students at an accredited college and for whom you have certified student status. You may certify student status online when you elect your 2007 benefits. This age limitation does not apply to covered dependent children who are physically or mentally handicapped prior to reaching age 19.

If a husband and wife are both employed with National City, is there a discount for them on the medical benefit cost?
If both spouses are employed by National City, there is not a “discount” offered. However, the Employed Spouse Surcharge would not apply to them. They can each elect single medical coverage, or elect employee + family or employee + spouse.

How can I find out if my doctor participates in a National City medical plan?
You can log on to www.ncHRonline.com to access the National City Medical and Dental Provider Directory Service. You can locate doctors, dentists, hospitals or other providers near you. You can also narrow your search by specifying the desired distance from your home or office, gender or language preference, hospital affiliation and other variables.

Will our insurance be Blue Cross Blue Shield of Florida or Illinois?
Employees will have access to both the Blue Cross Blue Shield and Aetna networks. The BCBS network options are administered by BCBS of Illinois, but the provider network is their nationwide PPO. Employees can view the provider directories at www.ncHRonline.com to confirm whether their doctors and hospitals are in the network.

Will the desk staff be trained and licensed in investments and insurance?
It is National City’s objective to have one desk person in each branch licensed to sell mutual funds and annuities through the Retail Investment program. This is a more long-term strategy that will likely be implemented after conversion. The branch training and licensing requirements will be determined as the program is rolled out.

Will vesting in the Harbor plans be accelerated due to the merger?
Prior to the merger, Harbor employees may have participated in the following qualified plans:
•	The Harbor Federal Savings Bank Employee Stock Ownership Plan, or ESOP,
•	The Financial Institutions Thrift Plan, or 401(k)
•	The Financial Institutions Retirement Fund (the “Pension Plan”).

Harbor Transition News – Page 4

ESOP:
All ESOP participants, who are actively employed as of July 1, 2006, will be 100% vested in their account under the ESOP.

401(k):

Under the 401(k) plan, participant accounts consist of deferrals and employer matching contributions.  Participant deferrals are 100% vested when made.  Employer matching contributions become vested in increments, with 20% being vested after 2 years of service, and 100% being vested after 5 years of service.  The merger will not cause a change in the vesting schedule. For information about the plan contact Pentegra via the Internet at www.pentegra.com or by phone at 800/872-3473.

Pension Plan:
The merger will have no impact on a participant’s vested status in the Harbor Pension Plan

Does the Harbor 401(k) fully vest upon change of control?
No.

What will happen to the Pension Plan when Harbor converts to National City?
Participant benefits under the Pension Plan will not be impacted by the merger. Employees seeking additional information about their benefit under the Pension Plan should contact Pentegra via the Internet at www.pentegra.com or by phone at 800/872-3473.

Could you tell us when the ESOP for next year will be paid out to Harbor Federal Employees that were employed by June 30, 2006 and stay through December 31, 2007? How will these funds be distributed (cash, stock)? Will these funds be subject to taxes?  If so, can we avoid paying taxes by putting these funds into our 401(k) or an IRA?
Eligible participants who satisfy the plan’s criteria for allocation, including continued employment through 2007, will receive an allocation into their ESOP account.  A participant’s account under the ESOP will include both their balance from prior years as well as their allocation for 2007.  This account will remain in the plan until an individual terminates employment.  At that time a participant may elect a distribution from the plan, at which time income taxes would be due.  Alternatively, a participant may elect to roll over their balance into an IRA or other eligible plan and defer the tax event.

Miscellaneous Questions
Are last names going to be required to be worn on our name tags?
As part of the conversion activities, the branches will be supplied with all the new forms and supplies needed to run the branch. In addition, each branch employee will be provided with a new National City name tag. Customer service representatives (tellers) will have only the first name, and all other branch employees will have the both the employee’s first and last name.

I have a question about banker’s bucks. They are called Harbor Bucks here, and we receive them for volunteering for events, doing an outstanding job, and for other misc events. Does National City have a similar system set up for your employees? We have a Harbor Store, with products for purchase, where the employees can use either Harbor Bucks or their own money. Thank you.
National City has a program called the Champion Award, through which managers or peers can nominate employees for an award for living the company values; community service is one of the categories. More information about the Champion Award will be communicated in the coming months.

Some employees are on call to service the ATMs after hours and on the weekends. Will National City continue to have the existing staff provide this service?
National City will employ a vendor to perform ATM maintenance. There will be no employee requirements to support the ATMs after hours.

Does National City have a location in Atlanta?
No, National City does not have retail branch offices in Atlanta. However, National City does have retail mortgage offices in Atlanta (in Alpharetta), Conyers and Stockbridge, and a wholesale mortgage office in Atlanta.

Harbor Transition News – Page 5

Severance / Displacement Questions
Is the Severance Package (including the 80% payout) in addition to the employees current ESOP that was allocated to them in prior years?
Yes. Individuals who actively participate in the Harbor ESOP will be 100% vested in their account under the ESOP. Additionally, those ESOP participants who satisfy the criteria for payment under the severance plan will receive a cash payment equal to the proportionate share of the 2007 ESOP allocation that would have been credited to the participant’s ESOP account had they remained employed through year-end 2007. However, in no event will a participant receive both the cash payment and the plan allocation amount for 2007.

How will the lump sum payment for ESOP be taxed for displaced employees from Harbor?
It will be taxed as wages.

Will we be able to do direct rollovers into an IRA for the benefits, Pentegra, retirement, esop, and the esop payout at severance.  Or do we have to accept a check. If we accept a check to us there will be a lot of taxes and penalties that will have to be paid even if we choose to rollover the amounts. If direct rollovers are allowed the taxes would not be paid until they are withdrawn from the IRAs.
Pre-retirement qualified plan distributions, including pension, 401(k), and ESOP benefits, are eligible for rollover.  However, such amounts are generally not payable prior to termination of employment.  For information on how to elect rollovers from the Pension and 401(k), contact Pentegra via the Internet at www.pentegra.com or by phone at 800/872-3473. For information on how to elect rollovers from the ESOP, please contact Judy Veira at 460-7062.

Cash payments, such as the ESOP equivalent payment made to those ESOP eligible participants who are terminated prior to December 31, 2007, are not eligible for rollover.

Have a question?  You can call the toll-free “What’s on Your Mind” voicemail box at 888-808-4489 and leave a message with your question or email your question to CorpComm@NationalCity.com.  We’ll respond to questions of general interest in future issues of Transition News.

Harbor Transition News – Page 6

National City Corporation
Educational Assistance Reimbursement Agreement

This Educational Assistance Reimbursement Agreement (“this Agreement”) is executed on the ____ day of _______________, 200__, and is by and between ___________________________________ (hereafter “Employee”) and National City Corporation including its affiliates and subsidiaries (hereafter “National City”).

Recitals

          WHEREAS National City maintains an Educational Assistance Policy (“the Policy”) pursuant to which, within the limits set forth in the Policy, National City may, in its sole discretion, reimburse certain expenses for continuing education for its employees; and

          WHEREAS Employee wishes to pursue a graduate course of study (“the Program”) beginning with the _______________, 200__ term.

          WHEREAS National City and Employee acknowledge that certain expenses for courses approved in advance by management in furtherance of the Program (collectively “Tuition”) are eligible for reimbursement under the Policy, and National City is willing to reimburse the Tuition to Employee upon the terms of this Agreement,

          THEREFORE, in consideration of the foregoing agreement by National City to reimburse the Tuition to Employee pursuant to the Policy, and for good and other valuable consideration, receipt of which Employee acknowledges, Employee and National City agree as follows:

          1.     The Policy, as amended from time to time, is incorporated in and made a part of this Agreement.  National City’s and Employee’s obligations shall be as set forth in the Policy except as specifically provided otherwise in this Agreement.

          2.     From time to time National City may reimburse the Tuition to Employee pursuant to the Policy, but only if at the time of each reimbursement Employee is then in compliance with the Policy and this Agreement.  It shall be a condition precedent to each reimbursement that Employee shall execute a promissory note (each, a “Note” and collectively, the “Notes”), being in the form of the Exhibit to this Agreement with the blanks appropriately filled and payable ninety (90) days from the date of the termination of Employee’s employment.

          3.     So long as Employee is in compliance with the Policy and with this Agreement, National City shall not make demand upon the Note or Notes.  Until Employee leaves the employment of National City the periodic rate of FINANCE CHARGE will be 0% per month which corresponds to an ANNUAL PERCENTAGE RATE of 0%.

          4.     If Employee remains continuously employed by National City for two (2) years after the date of the latest Note, or if termination of employment is by

a.)	death, or
b.)	disability (as defined by the Social Security Act), or
c.)

the employee’s being involuntarily displaced from his/her position as a result of a merger, acquisition, consolidation or other staff reduction and not redeployed to a position having comparable hours, compensation level and location, or

d.)	the employee is terminated without Cause,

1

then National City shall forgive payment of that Note and all Notes, if any, which were executed on an earlier date, and Employee shall have no further obligation to National City pursuant to any Notes.

          5.     Employee’s obligations to National City shall continue in full force and effect under this Agreement throughout Employee’s employment with National City and thereafter until the principal of and interest on all of the Notes is paid in full, notwithstanding that there may be a time or times when no Notes are outstanding.

          6.     Employee acknowledges that if Employee’s employment is terminated either voluntarily or involuntarily for Cause, and other than as provided in paragraph 4 above, Employee is obligated to repay all Notes associated with the Program’s Tuition reimbursements.

          7.     For the purposes of this Agreement, “Cause” is defined as (1) fraud, misconduct, embezzlement or theft, and/or (2) violation of National City’s employment policies, and/or (3) the Employee’s conviction of or entering into any pretrial diversion with respect to a criminal offense involving dishonesty, breach of trust, money laundering or the illegal manufacture, sale, distribution of or trafficking in controlled substances.

          8.     Nothing in this Agreement shall obligate National City to employ Employee for any particular length of time or changes the “at will” status of Employee’s employment.

          9.     Employee acknowledges that associated with this Agreement there may be implications for Employee’s personal tax situation, that National City is not a tax advisor and has made no representations regarding Employee’s tax situation, and that Employee may consult a tax advisor of Employee’s choosing at Employee’s own expense.

          10.    This Agreement shall take effect upon execution by Employee and National City and shall be governed by, and construed in accordance with, the internal, substantive laws of the State of Ohio.

National City Corporation

by
Employee Signature
-	Its

Employee ID (not SSN)		(Title)

2

Instructions/Procedures for Submitting Form

Undergraduate pre-approval

•	Complete all information requested in the employee section of the form
•	Provide all information regarding the school you are attending, the program you are enrolled in and your major course of study.
•	Indicate the beginning and end date for each class you have enrolled for. Then indicate each course name.
•	Your manager must approve the form indicating that you are eligible under the Educational Assistance Policy. Original signature required.
•	You must sign and date the form before submitting to Benefit Services for processing. Original signature required. This form must be submitted prior to class start date.

Undergraduate reimbursement

•	Submit the original Educational Assistance Form.
•	Grade report which includes student name, class, school name, and grade.
•	Document that shows tuition/fee charged for the class.
•	Reimbursement requests will be returned for any missing information and requests received 120 days after courses are completed will be rejected unpaid.
•	Benefit Services will not return any of the above forms/documents after reimbursement has been made.

Graduate pre-approval

•	First time request must include Educational Assistance Reimbursement Agreement, form found on Gateway, this agreement is completed one time and will be kept on file by Benefit Services.
•	Complete all information requested in the employee section of the form
•	Provide all information regarding the school you are attending, the program you are enrolled in and your major course of study.
•	Indicate the beginning and end date for each class you have enrolled for. Then indicate each course name.
•	Your manager must approve the form indicating that you are eligible under the Educational Assistance Policy. Original signature required.
•	You must sign and date the form before submitting to Benefit Services for processing. Original signature required. This form must be submitted prior to class start date.

Graduate reimbursement

•	Submit the original Educational Assistance Form.
•	Grade report which includes student name, class, school name, and grade.
•	Document that shows tuition/fee charged for the class.
•	A promissory note for the amount of the reimbursement will be sent to you, when completed and returned to Benefit Services the reimbursement process will be completed.
•	Reimbursement requests will be returned for any missing information and requests received 120 days after courses are completed will be rejected unpaid.
•	Benefit Services will not return any of the above forms/documents after reimbursement has been made.

The terms and conditions of reimbursement by National City for undergraduate and/or graduate degree programs are subject to change by National City upon notice.

National City®	Educational Assistance

☐	Request for course pre-approval

☐	Request for course reimbursement

☐	Request for tuition eligibility confirmation/Deferment letter

Employee Information
Employee Name (Last, First, Middle)	Employee ID (Not SSN)	Work Phone #

- -

School Information
School Name	School Location (City, State)

School Program (check one):	Major	Degree (B.A., B.S., M.B.A., Etc.)

☐ Undergraduate ☐ Graduate

Course Information
Begin Date	End Date	Course Name

The above coursework will complete my degree requirements.	☐ Yes	☐ No

Employee Signature:	Date:

Manager Approval
I confirm that this employee is eligible for tuition reimbursement under the National City Educational Assistance Policy and that the program detailed above is business / job related.  I understand that these expenses will be charged to the company/cost center as indicated on the HR system.

Manager Approval Signature:	Date:

Manager Name (Please Print)	Manager Work Telephone #

- -

Completed forms should be submitted to Benefit Services, Education Assistance, Locator 01-5124.
Policy or procedure questions should be directed to HR InfoLine at 1-888-881-1121.